

December 3, 2021

Nils A. Ollquist
Chief Executive Officer and Director
BROOKMOUNT EXPLORATIONS INC
1 East Liberty, Suite 500
Reno, NV 89501

> **Re: BROOKMOUNT EXPLORATIONS INC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed November 30, 2021**
> **File No. 024-11533**

Dear Mr. Ollquist:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

Form 1-A Amendment 3 to Offering Statement on Form 1-A

Yukon Territory Facility, page 30

1. We note your response to comment 2, but are unable to discern any change in your filing. Please remove all resource disclosure including all associated tonnages, grades, and contained metals from your filing.

For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brett Verona